UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of March 2014

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on March 25, 2014: Jacada Call Center Desktop Solutions Chosen by Global Technology Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	March 25, 2014

Jacada Call Center Desktop Solutions Chosen by Global Technology Company

Jacada will deliver a Unified Desktop Customer Support solution for contact center operations

ATLANTA--(BUSINESS WIRE)--March 25, 2014--Jacada, Inc., a leading global provider of customer service technology designed to simplify the interaction between businesses and their customers, today announced that it has entered into a material contract with a leading aerospace and defense technology company, acting through its implementation and outsourcing division to deliver an Agent Desktop Customer Support solution for its client’s contact center operations. The Jacada solution will include Jacada Workspace Agent Desktop, Jacada Integration & Automation, Jacada HostFuse, and Jacada Interface Server to provide a unified desktop that ties together the company’s CICS mainframe and multiple desktop applications (web and thick client) to provide a complete customer service solution.

The solution will enable a major utility client of the technology outsourcer to provide better customer service and ensure that the end consumer receives consistent, high quality service while saving money and driving operational efficiencies.

"We are happy to begin this relationship with a state-of-the-art company such as this to continue providing our solutions,” states Guy Yair, Jacada Co-Chief Executive Officer. “We are proud to demonstrate that our technology meets the standards of such Fortune 100 companies.”

About Jacada

Jacada solutions help organizations improve their customer experiences and reduce their operational costs. Jacada enables organizations to deliver advanced customer and agent interactions by implementing cutting‐edge mobile customer service and visual IVR solutions, agent desktops, and process optimization tools. Customers can benefit from an improved customer service experience at every touch point with the organization, whether at the call center, on the mobile, or at the retail store. Jacada projects often deploy in less than six months, and customers often realize a complete return on investment within 12 months of deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

CONTACT:
Jacada, Inc.
A. Lee Judge, 770-776-2326
Marketing Programs Manager
ljudge@jacada.com